SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 3B

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

March 20, 2019

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New Issue Announcement,

Application for Quotation of Additional

Securities and Agreement

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of Entity
Prana Biotechnology Limited (ASX: PBT)

ABN
37 080 699 065

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (PBT)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,824,100

3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid

+securities, the amount outstanding and due dates for

payment; if +convertible securities, the conversion price and dates for conversion)

		Fully paid ordinary shares (PBT)

4

Do the +securities rank equally in all respects from the

+issue date with an existing +class of quoted

+securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes

+ See chapter 19 for defined terms.

Appendix 3B Page 1

5	Issue price or consideration	USD 461,010

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund the Company’s current clinical development, research programs and working capital. This is an on-going placement – more tranches will be allotted in the future.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the

+securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	16 November 2018

6c	Number of +securities issued without security holder approval under rule 7.1	12,824,100

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil

6f	Number of +securities issued under an exception in rule 7.2	Nil

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to the attached Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

Thursday, March 21st 2019

+ See chapter 19 for defined terms.

Appendix 3B Page 2

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	567,500,950	Fully Paid Ordinary Shares (PBT)

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)

		Class of Securities			Issued under
ASX Code	Number	Security Type	Exercise Price	Expiry Date	an ESOP
PBTAH	2,000,000	Unlisted Options	AUD$0.26	18 Feb 2020	2004 ASX Plan
PBTAR	1,400,000	Unlisted Options	AUD$0.27	25 May 2020	2004 ASX Plan
PBTAS	7,350,000	Unlisted Options	AUD$0.07	6 Jun 2022	2004 ASX Plan
PBTAAA	13,850,000	Unlisted Options	AUD$0.11	14 Dec 2022	2004 ASX Plan
PBTAI	700,000	Unlisted Options	AUD $0.083	31 January 2023	2004 ASX Plan
TOTAL	25,300,000

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Pro rata issue – n/a

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

Appendix 3B Page 3

18

Names of countries in which the entity has security

holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date renunciations for receipt of acceptances or

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25	If the issue is contingent on security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do security holders sell their entitlements in full through a broker?

31	How do security holders sell part of their entitlements through a broker and accept for the balance?

32	How do security holders dispose of their entitlements (except by sale through a broker)?

33	+Issue date

+ See chapter 19 for defined terms.

Appendix 3B Page 4

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34		Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities – n/a

Entities that have ticked box 34(b) – n/a

+ See chapter 19 for defined terms.

Appendix 3B Page 5

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	533,891,470

Add the following:

•      Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•      Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•      Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•      Include only ordinary securities here – other classes of equity securities cannot be added

•      Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•      It may be useful to set out issues of securities on different dates as separate line items

Nil 3,083,580 Nil
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	533,891,470

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	80,546,258

+ See chapter 19 for defined terms.

Appendix 3B Page 6

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	30,525,900
“C”	30,525,900

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	80,546,258
Subtract “C” Note: number must be same as shown in Step 3	30,525,900
Total [“A” x 0.15] – “C”	50,020,358 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

Appendix 3B Page 7

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	536,975,050

Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	53,697,505

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•      This applies to equity securities – not just ordinary securities

•      Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•      Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•      It may be useful to set out issues of securities on different dates as separate line items

Nil
“E”	Nil

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	53,697,505
Subtract “E” Note: number must be same as shown in Step 3	Nil
Total [“A” x 0.10] – “E”	53,697,505 Note: This is the remaining placement capacity under rule 7.1A

ASX ANNOUNCEMENT

Notice Under Section 708A(5) of the Corporations Act [ASX Code: PBT]

Thursday, 21st March 2019

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type:	Shares
Class/Description:	Ordinary Fully Paid
ASX Code:	PBT
Date of Issue:	Thursday, 21st March 2019
Number Issued:	12,824,100
Issue Consideration:	USD 461,010

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares.

Accordingly, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the "Corporations Act") that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the

Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no "excluded information" (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

Phillip Hains Company Secretary

Prana Biotechnology Limited